SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
07/27/09


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
768,714

8. SHARED VOTING POWER
344,891

9. SOLE DISPOSITIVE POWER
1,113,605
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,113,605

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

12.26%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

This statement constitutes Amendment #5 to the schedule 13d filed April 20, 2009. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 4 is amended as follows:

ITEM 4. PURPOSE OF TRANSACTION
An affiliated person of Bulldog Investors submitted a letter to the issuer. See Exhibit 1.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the June 5, 2009 press release regaring the 1 for 5 reverse split, there are 9,079,884 of common stock outstanding.
The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,113,605 shares of DCS or 12.26% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last Filing on 6/30/09 the following shares of DCS were bought:

Date		Shares		Price
6/22/09		4910		$9.7500
6/22/09		5000		$9.7600
6/25/09		234		$9.6400
7/01/09		35		$10.2000
7/01/09		3000		$10.3000
7/07/09		523		$10.0300
7/08/09		19700		$9.9490
7/09/09		9400		$10.0602
7/14/09		7217		$10.1695
7/15/09		3957		$10.4320
7/16/09		5749		$10.5195
7/17/09		8417		$10.6170
7/20/09		1475		$10.7381
7/20/09		400		$10.7300
7/21/09		5063		$10.9263
7/22/09		1972		$11.0481
7/23/09		2251		$11.1222
7/24/09		8671		$11.3628
7/27/09		9271		$11.4377
7/27/09		1698		$11.4377
7/28/09		4474		$11.4307
7/29/09		18910		$11.3799
7/30/09		49310		$11.6000
7/31/09		13,803		$11.5100





d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

Item 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/06/09

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Exhibit 1

Opportunity Partners,
60 Heritage Drive,
Pleasantville, NY 10570
914-747-5262 // pgoldstein@bulldoginvestors.com

August 3, 2009

Kevin Robinson
Senior Managing Director, General Counsel and Corporate Secretary
Claymore Advisors, LLC
2455 Corporate West Drive
Lisle, IL 60532
Claymore Dividend & Income Fund (the "Fund")
Dear Mr. Robinson:
First, congratulations on the sale of Claymore Group to Guggenheim Partners. We hope the investors in Claymore Group were able to obtain full value for their investment.

As you are aware, shareholder approval will soon be required of a new investment advisory agreement with Guggenheim as well as the interim sub-advisory agreement with Manning & Napier. Hopefully, a disruptive proxy contest can be avoided. However, as the Fund's largest shareholder, we must advise you that unless the board agrees to afford all shareholders an opportunity to realize net asset value we intend to oppose these agreements.

Currently, the Fund's long term shareholders, who have lost an enormous amount of money, are unable to realize their losses for tax purposes other than by selling their shares at a double-digit discount to net asset value. In light of the sale to Guggenheim, we think this is an especially opportune time to deliver full value to shareholders of the Fund. We hope you agree. After all, it does not seem very fair to us for the Fund's manager to be cashing out at full value while at the same time denying the Fund's shareholders a similar beneficial opportunity.

As always, we remain willing to discuss this matter with you. Thank you. Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
General Partner